CIBT EDUCATION GROUP INC.
International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7
Tel: 604.871.9909 Fax: 604.871.9919
Email: info@cibt.net Web: www.cibt.net

TSX.V: CPT	March 6, 2008
OTC.BB (US): CBTGF

CIBT Reports Intention to Undertake Normal Course Issuer Bid

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that, subject to TSX Venture Exchange acceptance, it intends to conduct a normal course issuer bid to purchase up to 1.5 million of its common shares representing approximately 2.4% of its issued and outstanding share capital. The normal course issuer bid will be conducted through the facilities of the TSX Venture Exchange.

The share repurchase is being launched because management is of the view that the company’s stock is currently undervalued. It will commence on the first trading day after the TSX Venture Exchange has accepted the filing of the notice concerning the bid and will continue for up to one year. Purchases will be made through Canaccord Capital Corporation. In the past 12 months, the company repurchased 999,600 common shares in a previous normal course issuer bid.

About CIBT Education Group Inc.:

CIBT Group is an education management and investment company with a special focus on the global education market. Its two subsidiaries, CIBT School of Business & Technology Corp. and Sprott-Shaw Community College possess a combined operating history of over 118 years in China and Canada’s education sectors. CIBT owns and operates a network of 43 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, and career/vocational programs through its network of campuses across China and Canada. In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.